Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

5/11/2007

To the CME Community,

Today, CME and CBOT revised the terms of our definitive merger agreement, and CBOT’s Board of Directors and its special transaction committee have unanimously reaffirmed its recommendation that CBOT members and shareholders vote in favor of a CME/CBOT merger. The CBOT Holdings Board also concluded that the unsolicited proposal submitted by ICE was not superior to the CME transaction.

Under the terms of the revised agreement, CBOT shareholders will receive 0.3500 shares of Chicago Mercantile Exchange Holdings Class A common stock for each share of CBOT Holdings Class A common stock. Following completion of the transaction, current CBOT shareholders will own approximately 35 percent of the outstanding shares of the combined company, up from approximately 31.2 percent in the original agreement. CBOT also will receive additional board representation, with 10 of the 30 seats on the combined company’s Board of Directors filled by current CBOT Holdings directors.

CME also announced that following completion of the merger, CME Group will commence a cash tender offer for up to $3.5 billion in common stock of the combined company, or approximately 12 percent of the combined company’s outstanding shares at a fixed price of $560 per share. The company has received financial commitments for $2.5 billion from Lehman Brothers which, along with available cash balances, will fund the tender offer. More information is available in the attached news release.

In October, when CME and CBOT announced plans to merge our two great institutions, we also conveyed the significant benefits that our merger would deliver to you, our valued members. The more we explore the opportunities this merger creates, the more we see the tremendous potential for product innovation, technology enhancements, trading opportunities and increased efficiencies. The significant benefits and enhanced synergies we will be able to generate as a result of this merger validate the enhanced offer described in today’s announcement.

We look forward to completing this merger and realizing the full benefits for members, customers and shareholders of both companies.

Sincerely,

Forward Looking Statements

This document may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Said 10-K is available online at http://www.sec.gov or on request from CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this press release.

Additional Information

CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) in connection with the original transaction. The parties intend to file a supplemented and amended joint proxy statement/prospectus regarding the revised transaction and rescheduled meetings. This press release is not a substitute for the definitive joint proxy statement/prospectus or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus as amended and supplemented and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus as amended and supplemented, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in the definitive joint proxy statement/prospectus.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Certain Information Regarding the Tender Offer after Closing of the Transaction

The information in this document describing CME’s planned tender offer following closing of the proposed transaction is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of CME’s common stock in the tender offer. The tender offer will be made only pursuant to an Offer to Purchase and related materials that CME will distribute to shareholders of the combined company and only if the proposed transaction with CBOT is consummated. Shareholders should read the Offer to Purchase and the related materials carefully when they become available because they will contain important information, including the various terms and conditions of the tender offer. Subsequent to the closing of the proposed transaction with CBOT, shareholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that CME will file with the SEC free of charge at www.sec.gov or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.